Exhibit 3.02

Amendment No. 1 to
Third Amended and Restated Bylaws of Atherogenics, Inc.

(effective as of December 5, 2006)

Effective as of December 5, 2006, the second sentence of the first paragraph of Article I, Section 1 of the Third Amended and Restated Bylaws of Atherogenics, Inc., was amended and restated in its entirety as follows:

“Other meetings may be held upon the call of a majority of the members of the Board of Directors, the Chief Executive Officer or, subject to Article I, Section 3 of these Bylaws, the holders of seventy-five percent (75%) of the issued and outstanding shares of stock of the Corporation upon not less than ten (10) days nor more than sixty (60) days notice at any time.”